January 22, 2013

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 5, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 7, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 6, 2012

Form 8-K

Filed January 18, 2013

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) received your letter dated January 18, 2013, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the April 5, 2012 Definitive Proxy Statement, the Form 10-Q for the quarterly period ended March 31, 2012, the Form 10-Q for the quarterly period ended September 30, 2012 and the January 18, 2013 Form 8-K.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before February 15, 2013.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Ramin M. Olson, Securities and Exchange Commission

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission

Kevin W. Vaughn, Securities and Exchange Commission